CONSENT OF QUALIFIED PERSON

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Quebec)
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Financial and Consumer Services Division (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador
Office of the Superintendent of Securities (Northwest Territories)
Office of the Superintendent of Securities (Nunavut)
Office of the Yukon Superintendent of Securities

RE: Largo Inc (the "Issuer") - Consent of Qualified Person

I, Branca Horta, am an author of the technical report entitled "An Updated Life of Mine Plan (LOMP) for Gulçari A (Campbell Pit) and Pre-Feasibility Study for Gulçari A Norte (GAN), Novo Amparo (NAO), Novo Amparo Norte (NAN) and São José (SJO) Deposits– Maracas Menchen Project, Bahia State, Brazil" dated October 30, 2024, with an effective date of January 30, 2024 (the "Technical Report").

I hereby consent to the public filing of the Technical Report, and to the use of extracts from, or a summary of, the Technical Report in the press release of the Issuer dated November 26, 2024 (the "Disclosure Document"), which is being filed by the Issuer with the securities regulatory authorities in the provinces and territories of Canada.

I certify that I have read the Disclosure Document and that the Disclosure Document fairly and accurately represents the information contained in the sections of the Technical Report for which I am responsible.

Dated: November 26, 2024.

(signed) "Branca Horta"

____________________________

Name: Branca Horta, BA. Sc Geogr, MAIG